Morrison Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3484 warren@chapman.com

July 31, 2024

VIA EDGAR CORRESPONDENCE

Eileen Smiley
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Roundhill ETF Trust (the “Trust”)
File Nos. 333-273052; 811-23887

Dear Ms. Smiley:

This letter responds to your comments regarding the registration statement filed on Form N-1A for the Trust with the staff of the Securities and Exchange Commission (the “Staff”) on May 23, 2024 (the “Registration Statement”). The Registration Statement relates to Roundhill S&P 500® Target 10 Managed Distribution ETF and Roundhill S&P 500® Target 20 Managed Distribution ETF (formerly, Roundhill S&P 500® Target 10 Distribution ETF and Roundhill S&P 500® Target 20 Distribution ETF) (each, a “Fund,” and collectively, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Fund Name

The Staff continues to believe that each Fund’s name is misleading under Section 35(d) of the 1940 Act because use of “Distribution” in the names could lead investors to believe that such distribution is comprised of income or capital gains and not just return of capital. Please add a modifier before “Distribution” to reflect the limitations on the distribution each Fund intends to pay. For example, the Staff would not object to “Managed Payout” in lieu of “Distribution” or the insertion of “Managed” before “Distribution.”

Response to Comment 1

Pursuant to the Staff’s comment, the Funds’ names have been changed to Roundhill S&P 500 Target 10 Managed Distribution ETF and Roundhill S&P 500 Target 20 Managed Distribution ETF, respectively.

Comment 2 – Principal Investment Strategies

The Fund does not describe with sufficient specificity the principal strategies of the Funds, particularly with regard to how the Fund will try to achieve return of capital distributions that will enable investors to fully understand the risks of this fund, particularly if return of capital or deferral of taxes are instrumental to the investors’ decision. Please disclose with more specificity how the Fund intends to achieve its investment objective.

Response to Comment 2

In the Registrant’s prior response to the Staff, the disclosure set forth below was added to the section entitled “Principal Investment Strategies”:

The Adviser evaluates the Fund’s net gain or loss position in determining the means by which cash is generated to make the target monthly distribution payments. The Adviser may utilize uninvested cash or the proceeds from securities sold through the application of tax sensitive investment strategies, including the use of tax loss harvesting. There may be months when the techniques utilized by the Adviser generate tax liabilities for the Fund and the corresponding monthly distribution is not entirely characterized as return of capital. In addition, the Adviser may utilize investment strategies to generate cash that carry some degree of uncertainty as it relates to the tax characterization of the cash produced therefrom. In the event that it is subsequently determined that such techniques produce cash that is not characterized as return of capital, the Fund would incur tax liabilities that would negatively affect the Fund’s returns and the Fund’s ability to achieve its investment objective.

The Registrant believes that this disclosure sufficiently explains the mechanism of each Fund’s principal investment strategy. Although the outcome of the strategy – relatively large distributions payouts designed to be characterized entirely as return of capital while maintaining exposure to the return of the S&P 500 Index – sounds complicated, the mechanism of the strategy itself is straightforward. The Funds will have exposure to two assets, purchased call options on SPY, and cash. Depending on the Fund’s net gain or loss position each month, the Fund may either sell its call options (if such a sale would be at a loss or if the Fund already has embedded losses, the Fund may sell such options at a gain) or fund the distributions through payment of uninvested cash. The Registrant believes the disclosure set forth above describes this in such a way to be both accurate and understandable to the average investor.

Comment 3 – Principal Investment Strategies

The Staff notes the following three sentences in the second paragraph of the section entitled “Principal Investment Strategies”:

The Adviser seeks to maximize the amount of the distribution that is categorized as “return of capital” from a tax perspective, with a target of 100% return of capital…

Return of capital represents a return of a portion of a Fund shareholder’s invested capital and is not taxable in the year it is received unless the distribution exceeds a shareholder’s basis in the Fund. However, a return of capital may result in an increase in a later gain on a sale of Fund Shares or a reduction of a loss.

The Staff believes that these sentences are critical to an investor’s understanding of the Fund’s investment strategy and should be made more prominent.

Response to Comment 3

Pursuant to the Staff’s comment, the referenced sentences have been bolded.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler LLP

By: /s/ Morrison C. Warren
Morrison C. Warren

 cc: Richard Coyle, Esq., Chapman and Cutler LLP